Exhibit 21.1
List of Subsidiaries

	State Or Other Jurisdiction Of	Names Under Which
Subsidiaries Of The Registrant	Incorporation Or Organization	Subsidiaries Do Business

H.A. Sheldon Canada, Ltd.	Ontario, Canada	1088258 Ontario, Inc. H.A. Sheldon Canada, Ltd.

TBAC Investment Trust	Pennsylvania	TBAC Investment Trust

Tandy Brands Accessories Handbags, Inc.	Delaware	Tandy Brands Accessories Handbags, Inc.

TBAC - Torel, Inc.	Delaware	TBAC - Torel, Inc.